UNITED STATES OF AMERICA

          BEFORE THE SECURITIES AND EXCHANGE COMMISSION

                        WASHINGTON, D.C.





       In the Matter of

 SYSTEM ENERGY RESOURCES, INC.         CERTIFICATE
                                       PURSUANT TO
       File No. 70-9753                RULE 24

(Public Utility Holding Company
         Act of 1935)


          This is to certify, pursuant to Rule 24 under the Public Utility Holding Company Act of 1935, as amended, that the transactions described below, which were proposed by System Energy Resources, Inc. (the "Company"), Entergy Corporation ("Entergy"), Entergy Arkansas, Inc. ("Entergy Arkansas"), Entergy Louisiana, Inc. ("Entergy Louisiana"), Entergy Mississippi, Inc. ("Entergy Mississippi") and Entergy New Orleans, Inc. ("Entergy New Orleans") in the Application-Declaration on Form U-1, as amended, in the above File (the "Application-Declaration"), have been carried out in accordance with the terms and conditions of, and for the purposes represented by the Application-Declaration and pursuant to the Orders of the Securities and Exchange Commission dated December 6, 2000 (Release No. 35-27293) and September 11, 2002 (Release No. 35-27566) with respect thereto.

          On September 24, 2002, the Company issued and sold by negotiated public offering to Barclays Capital Inc., BNP Paribas Securities Corp. and The Williams Capital Group, L.P., as
underwriters, pursuant to the Underwriting Agreement dated September 18, 2002 (the "Underwriting Agreement"), among said underwriters and the Company $70 million in aggregate principal amount of First Mortgage Bonds 4 7/8% Series due October 1, 2007 (the "Bonds"), issued pursuant to the Twenty-second Supplemental Indenture, dated as of September 1, 2002 (the "Twenty-second Supplemental Indenture") between the Company and The Bank of New York and Douglas J. MacInnes as trustees (the "Trustees"), establishing the terms of said series of Bonds. In support of the Company's obligations on the Bonds, Entergy, the Company and the Trustees entered into a Thirty-fourth Supplementary Capital Funds Agreement and Assignment dated as of September 1, 2002 (the "Thirty-fourth Supplementary Capital Funds Agreement"), and Entergy Arkansas, Entergy Louisiana, Entergy Mississippi, Entergy New Orleans, the Company and the Trustees entered into a Thirty-fourth Assignment of Availability Agreement, Consent and Assignment Agreement dated as of September 1, 2002 (the "Thirty-fourth Assignment of Availability Agreement").

          Attached hereto and incorporated by reference are:

Exhibit A-2(a)   -  Conformed copy of the Twenty-second
                    Supplemental Indenture.

Exhibit A-4(a)   -  Conformed copy of the Bond.

Exhibit B-(1)(a) -  Conformed copy of the Underwriting
                    Agreement.

Exhibit B-2(a)(1)-  Conformed copy of the Thirty-fourth
                    Assignment of Availability Agreement.

Exhibit B-3(a)(1)-  Conformed copy of the Thirty-fourth
                    Supplementary Capital Funds Agreement.

Exhibit C-1(a)   -  Copy of Prospectus dated June 23, 1996,
                    as supplemented by a Prospectus Supplemented dated September 18, 2002, used in connection with the sale of the Bonds (previously filed in 333-06717 and incorporated herein by reference).

Exhibit F-1(a)(1)-  Post-effective opinion of Wise Carter
                    Child & Caraway, Professional Association,
                    Mississippi counsel to the Company.

Exhibit F-1(a)(2)-  Post-effective opinion of Friday,
                    Eldredge & Clark, LLP, Arkansas counsel to the Company.

Exhibit F-2(a)   -  Post-effective opinion of Thelen Reid &
                    Priest LLP, counsel to the Company.

Exhibit F-3(a)   -  Post-effective opinion of Thelen Reid &
                    Priest LLP, counsel to Entergy Corporation.

Exhibit F-4(a)   -  Post-effective opinion of Friday,
                    Eldredge & Clark, LLP, counsel to Entergy
                    Arkansas, Inc.

Exhibit F-5(a)(1)-  Post-effective opinion of Mark G. Otts,
                    counsel to Entergy Louisiana, Inc.

Exhibit F-5(a)(2)-  Post-effective amendment of Mark G.
                    Otts, counsel to Entergy New Orleans, Inc.

Exhibit F-6(a)   -  Post-effective opinion of Wise Carter
                    Child & Caraway, Professional Association, counsel to Entergy Mississippi, Inc.

          IN   WITNESS  WHEREOF,  the  Company  has  caused  this
certificate to be executed this 4th day of October, 2002.

                    SYSTEM ENERGY RESOURCES, INC.


                     By:/s/ Steven C. McNeal
                        Steven C. McNeal
                       Vice President and
                            Treasurer